

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2024

Kurt B. McMaken
Chief Financial Officer
The Brink's Company
1801 Bayberry Court
Richmond, VA 23226-8100

> **Re: The Brink's Company**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 001-09148**

Dear Kurt B. McMaken:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation